Exhibit 3.1

Amendment to Second Amended & Restated Bylaws
of
Inovalon Holdings, Inc.
a Delaware corporation

Pursuant to resolutions adopted by the Board of Directors of Inovalon Holdings, Inc., a Delaware corporation (the “Company”), on January 1, 2019, the Amended & Restated Bylaws (the “Bylaws”) of the Company are hereby amended as follows, effective as of such date:

1.	Article II is hereby amended by adding thereto a new Section 5, which shall read as follows:

“SECTION 5.    Leaves of Absence.  Any director may, without resigning his or her office, apply to the Board for a leave of absence from all or part of his or her duties as a director. Leaves of absence shall be addressed in writing to the Board and shall be granted by the affirmative vote of a majority thereof.  Leaves of absence so granted shall run for a period not to exceed one (1) year, unless the leave of absence is renewed from time-to-time by the affirmative vote of a majority of the Board.  The Compensation Committee (or such other committee of the Board as is then charged with recommending director compensation to the Board) shall make recommendations to the Board regarding appropriate adjustments to compensation and stock awards with respect to any director granted leave under this provision.  Any director on a leave of absence shall not be counted for purposes of determining whether a quorum of directors exists under Article III, Section 3 of these Bylaws.”

2.	Except as set forth in this amendment, the Bylaws shall be unaffected hereby and shall remain in full force and effect.